Filed by First Majestic Silver Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Gatos Silver, Inc.
(Commission File No. 001-39649)

FIRST MAJESTIC SILVER CORP

First Majestic Silver Corp.

There's no substitute for *silver*

GATOS SILVER ACQUISITION

TRANSACTION HIGHLIGHTS

1. **Consolidates three world-class, producing silver mining districts in Mexico under one banner**
Cerro Los Gatos, San Dimas and Santa Elena collectively provide the foundational cornerstones of a diversified, intermediate primary silver producer

2. **Enhances production profile with strong margins**
Combined annual production of 30-32 Moz AgEq, including 15-16 Moz Ag at all-in sustaining costs of US$18.00-US$20.00/oz AgEq [1]

3. **Bolsters free cash flow generation**
Gatos expected to immediately contribute annual free cash flow of ~US$70M to the combined entity [2]

4. **Leverages a highly experienced combined team with a strong track record of value creation in Mexico**
Over 20 years of experience operating in Mexico, with an emphasis on socially responsible mining, community engagement and value creation

5. **Maintains peer-leading exposure to silver**
Over 50% of pro forma revenue derived from silver compared to an average of ~30% for intermediate silver producing peers [3]

6. **Creates a 350,000 ha highly prospective land package which has yielded a history of exploration success**
Cerro Los Gatos contributes 103,000 ha of unencumbered and underexplored land with significant new discovery potential

7. **Results in a larger company, strengthened balance sheet, leading trading liquidity and improved capital markets profile**
Pro forma market cap approaching US$3B, average daily trading liquidity of ~US$49M, and well-positioned to deliver increased shareholder value

8. **Realizes meaningful synergies**
Corporate cost savings, supply chain and procurement efficiencies, cross-pollination of expertise, and acceleration/optimization of internal projects and exploration programs all expected to deliver meaningful value creation for all shareholders

STRONG POSITION AMONGST PEERS AND A LEADER IN SILVER PURITY

% of Revenue from Silver (2024E)[4]


Sector leading silver purity
51%
43%
41%
31%
21%
11%
PF First Majestic
First Majestic
Hecla
Coeur
Pan American
Fortuna

Gross Margins (H1 2024A)[6]


Top of peer set on gross margins
53%
43%
40%
37%
33%
30%
Fortuna
PF First Majestic
Hecla
Pan American
Coeur
First Majestic

Silver and Silver-Equivalent Production (2024E)[5]


Ag Production (Moz)
AgEq Production (Moz)
Up-tiers on silver production
105
22
41
17
31
15
39
12
22
9
38
4
Pan American
Hecla
PF First Majestic
Coeur
First Majestic
Fortuna

Free Cash Flow (2025E)[7]


Significant FCF generation
$622
$261
$230
$220
$170
$152
Pan American
Coeur
Fortuna
PF First Majestic
Hecla
First Majestic

Source: Capital IQ, Corporate disclosure
(1) Based on First Majestic and Gatos 2024 guidance, adjusted for First Majestic metal price assumptions and shown on an attributable basis. All-in-sustaining costs or "AISC" are non-GAAP measures. For further information regarding such measures please refer to each companies' respective separate public disclosure. (2) Based on analyst consensus estimates for 2024. Free cash flow is a non-GAAP measure. For further information regarding such measure please refer to each companies' respective separate public disclosure. (3) Based on mid-point of silver production guidance divided by silver equivalent production guidance. (4) Mid-point of silver production guidance divided by silver equivalent production guidance. (5) Based on latest management guidance. (6) Calculated as Cost of Sales as a % of Revenue from respective peer income statements, before depreciation. (7) Based on analyst consensus.

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First Majestic Silver Corp.

There's no substitute for *silver*

GATOS SILVER ACQUISITION

CERRO LOS GATOS: A TIER 1 SILVER MINE WITH ROBUST EXPLORATION UPSIDE



CLG is a sizeable, low-cost producing silver asset with robust exploration and development potential, operating since 2019
- Key position in an established silver district

70% owned district, with modern, mechanized underground operation
- Strong JV partner, Japan's Dowa Metals & Mining Co., Ltd (30%)

Over 103,000 hectares of mineral rights in Chihuahua State
- Represents a highly prospective and under-explored district with numerous silver-zinc-lead epithermal mineralized zones

Asset Key Stats

OWNERSHIP	70% Gatos | 30% Dowa Metals & Mining
MINE TYPE	Underground
SILVER PURITY	64%[1]
THROUGHPUT	Ramping up to +3,500 tpd
MINE LIFE	7 years based on currently defined Reserves with significant opportunities to extend mine life
2024 GUIDANCE PRODUCTION	13.5 – 15.0 Moz AgEq (8.4 – 9.2 Moz Ag)[2]
2024 GUIDANCE AISC	US$14.00 - $16.00/oz AgEq
PRODUCES	High Ag-bearing Pb and Zn Concentrates

Production Stats (Actual – 100% Basis)

	FULL YEAR 2023	Q1 2024	Q2 2024
AG PRODUCTION (MOZ)	9.2 Moz	2.4 Moz	2.3 Moz
AGEQ PRODUCTION (MOZ)	14.3 Moz	3.7 Moz	3.9 Moz
AISC (US$/OZ)	$15.51	$14.36	$15.26

CERRO LOS GATOS: LARGE SCALE, LOW-COST AND HIGH-MARGIN

CLG is One of the Largest Primary Silver Mines Globally



2023A AgEq Production (Moz)
2023A Ag Production (Moz)
23.5
12.1
Saucito (Fresnillo)
23.3
16.8
Juanicipio (56% Fresnillo / 44% MAG)
23.0
12.8
Fresnillo (Fresnillo)
21.7
9.7
Greens Creek (Hecla)
19.1
13.3
San Julian (Fresnillo)
14.4
6.6
Palmarejo (Coeur)
14.3
9.2
CLG (70% Gatos / 30% Dowa)
12.8
6.4
San Dimas (First Majestic)
11.9
9.7
Pirquitas (SSR)
10.3
5.7
Las Chispas (SilverCrest)
9.6
1.2
Santa Elena (First Majestic)

CLG is One of the Largest Primary Silver Mines Globally



2023 By -Product AISC (3) (US$/oz Ag)
$25
$20
$15
$10
$5
Peer High
Peer Average
$11.33
$8.42
4 Peers
Gatos
Gatos (H1'24)



2023 Co -Product AISC (3) (US$/oz AgEq)
$25
$20
$15
$10
$5
Peer High
Peer Average
$15.51
$14.73
3 Peers
Gatos
Gatos (H1'24)

Comparative Advantages of CLG

- High-grade primary silver deposit with substantial by-products
- Deposit geometry and vein width allows for efficient, mechanized mining methods
- Modern, well-capitalized mine, mill and surface facilities
- Proven operating team that continues to optimize the asset and elevate targets
- Attractive AISC versus comparable primary silver operations
- Stable free cash flow generation
- Significant asset upside and district potential

Source: Capital IQ, Corporate disclosure
(1) Calculated as 2023 Ag production as a % of 2023 AgEq production. (2) Shown on a 100% basis. (3) Peer AISC figures are based on full-year 2023 reporting; peer costs include both silver and gold operations to reflect the cost base of the operating portfolios. (4) Peers reporting on a by-product AISC basis include Hecla, Coeur, MAG and Endeavour Silver. (5) Peers reporting on a co-product AISC basis include First Majestic (pre-transaction), Fresnillo, and SilverCrest

Important Information for Investors and Shareholders about the Transaction and Where to Find It

This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities of First Majestic or Gatos or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities of First Majestic or Gatos in any jurisdiction in contravention of applicable law. This presentation may be deemed to be soliciting material relating to the transaction.

In connection with the proposed transaction between First Majestic and Gatos pursuant to the Definitive Agreement and subject to future developments, First Majestic will file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form F-4 that is expected to include a Proxy Statement of Gatos that will also constitute a Prospectus of First Majestic (the "Proxy Statement/Prospectus") and other documents. First Majestic will also file a management proxy circular in connection with the transaction with applicable Canadian securities regulatory authorities. This presentation is not a substitute for any registration statement, proxy statement, prospectus or other document First Majestic or Gatos may file with the SEC or Canadian securities regulatory authorities in connection with the pending Transaction. Gatos plans to mail to the Gatos stockholders the definitive Proxy Statement/Prospectus in connection with the transaction and First Majestic will deliver its proxy circular to First Majestic shareholders. INVESTORS AND SECURITY HOLDERS OF GATOS AND FIRST MAJESTIC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, RESPECTIVELY, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST MAJESTIC, GATOS, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available), the filings with the SEC that will be incorporated by reference into the Proxy Statement/Prospectus and other documents filed with the SEC by First Majestic and Gatos containing important information about First Majestic or Gatos and the Transaction through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the management proxy circular and other documents filed with Canadian securities regulatory authorities by First Majestic, through the website maintained by the Canadian Securities Administrators at www.sedarplus.com. In addition, investors and security holders will be able to obtain free copies of the documents filed by First Majestic with the SEC and Canadian securities regulatory authorities on First Majestic's website at www.firstmajestic.com or by contacting First Majestic's investor relations team. Copies of the documents filed with the SEC by Gatos will be available free of charge on Gatos's website or by contacting Gatos' investor relations team.

Participants in the Merger Solicitation

First Majestic, Gatos and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of First Majestic and the stockholders of Gatos in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above and other relevant documents when it is filed with the SEC and Canadian securities regulatory authorities in connection with the transaction. Additional information regarding First Majestic's directors and executive officers is also included in First Majestic's Notice of Annual Meeting of Shareholders and 2024 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on April 15, 2024, and information regarding Gatos's directors and executive officers is also included in Gatos's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 20, 2024, as amended by Amendment No. 1 to such annual report filed with the SEC on May 6, 2024 and Gatos' 2024 Proxy Statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2024. These documents are available free of charge as described above.

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